Exhibit (a)(1)(q)

Dear EDS stock option holder,

Our records indicate that you elected not to participate in the EDS Offer to Exchange that expired on 23 September 2003. We are providing you with this notice as a confirmation.

The terms of your existing stock options will therefore remain unchanged.

If you have any questions or would a like further explanation, please contact EDS Stock Plans Administration by calling 1 972 605 6140 [8 835 6140] or by sending an e-mail to stockplanadministration@eds.com.